

B. Riley Securities, Inc.

Statement of Financial Condition
December 31, 2025

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

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SEC FILE NUMBER
8-41426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: B. Riley Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11100 Santa Monica Blvd, Suite 800
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael McCoy	310-689-2243	mmccoy@brileysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Ave, Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Michael McCoy_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __B. Riley Securities, Inc._____, as of __12/31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

B. Riley Securities, Inc.

Index

December 31, 2025



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of B. Riley Securities, Inc.
Los Angeles, California

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of B. Riley Securities, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit of the consolidated financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company auditor since 2025.

New York, New York
March 2, 2026

B. Riley Securities Inc.

Consolidated Statement of Financial Condition

Year Ended December 31, 2025
(Dollars in thousands)

		2025
Assets		
Cash and cash equivalents	$	67,320
Due from clearing brokers		11,449
Financial instruments owned, at fair value		117,577
Securities borrowed		114,937
Accounts receivable, net		5,808
Due from related parties		28,355
Prepaid expenses and other assets		6,328
Operating lease right-of-use assets		4,873
Property and equipment, net		1,087
Goodwill		113,276
Deferred income taxes		2,090
Total assets	$	473,100
Liabilities		
Accounts payable and accrued expenses	$	11,511
Accrued compensation and benefits		28,739
Deferred revenue		602
Due to related parties		337
Financial instruments sold not yet purchased, at fair value		9,764
Securities loaned		97,321
Operating lease liabilities		6,153
Income taxes payable		35,039
Total liabilities	$	189,466
Shareholder's Equity		
Common stock	$	201
Additional paid-in capital		447,364
Non-controlling interests		4,192
Retained earnings (Accumulated deficit)		(168,123)
Shareholder's equity	$	283,634
Total liabilities & shareholder's equity	$	473,100

The accompanying notes are an integral part of this consolidated financial statement.

3

Note 1. Organization and Nature of Operations

B. Riley Securities, Inc. ("the Company" or "BRS") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and licensed by the Financial Industry Regulatory Authority ("FINRA"), through which it provides investment banking, equity research, institutional sales and trading, securities lending, and direct lending services. The Company is a Delaware corporation and a wholly owned subsidiary of B. Riley Securities Holdings, Inc, ("BRSH"). BRSH is a majority owned subsidiary of BRC Group Holdings, Inc. ("BRCG"), (f/k/a B. Riley Financial, Inc.). As of December 31, 2025, the Company's limited partnership interest of $1,933 in BRC Partners Opportunity Fund ("BRCPOF") was transferred to BRC Partners Opportunity Trust, a L.P. Liquidating Trust ("BRC Trust"), that is now included in this consolidated financial statement.

The Company's business activities are primarily focused on small-cap and mid-cap stocks in the following industry sectors: consumer, energy and natural resources, financial institutions, healthcare, insurance, industrials, real estate, and technology, media and telecommunications. Additionally, the Company also provides securities lending services to institutional clients. These services include facilitating the sourcing, borrowing and lending of equity and fixed income securities. By their nature, the Company's business activities are conducted in markets which are highly competitive and are subject to general market conditions, volatile trading markets and fluctuations in the volume of market activity, as well as conditions affecting the companies and markets in the Company's areas of focus.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The consolidated financial statements includes the accounts of the Company and its wholly owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. All material intercompany balances and transactions are eliminated in consolidation.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, equity research, institutional sales and trading, securities lending, direct lending, and financial advisory services. The Company has identified its Company's Chief Executive Officer and Chief Financial Officer as the joint chief operating decision makers ("CODM"), who use net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Use of Estimates

The preparation of the consolidated financial statements, in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

(*Dollars in thousands*)

Cash and Cash Equivalents

Cash equivalents include demand deposits with banks, money market accounts, and highly liquid investments with remaining maturities of three months or less. As of December 31, 2025, $61,682 of the Company's cash equivalents are invested in government money market funds that invest primarily in U.S. Treasuries and other securities directly or indirectly guaranteed by the U.S. government.

Cash for Exclusive Benefits of Customers

The Company maintains a demand deposit account with a bank for the "Exclusive Benefit of Customers" as defined by the SEC Rule 15c3-3. As of December 31, 2025, there is $177 in this account and reported in cash and cash equivalents on the consolidated statement of financial condition.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded based upon the amount of cash advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of the securities borrowed and loaned daily, with additional collateral obtained, or excess collateral recalled, when deemed appropriate. As of December 31, 2025, and during the year ended, December 31, 2025, all collateral received or paid was in the form of cash.

The Company accounts for securities lending transactions in accordance with Accounting Standards Codification ("ASC") 210 - *Balance Sheet*, which requires companies to report disclosures of offsetting assets and liabilities. The Company does not net securities borrowed and securities loaned, and these items are presented on a gross basis in the consolidated statement of financial condition.

Due from Clearing Brokers

Except for the securities lending business, the Company clears its proprietary trading and introduces customer transactions through third-party broker-dealers on a fully disclosed basis. The amount receivable or payable from the clearing brokers represents amounts receivable for unsettled securities sold by the Company, amounts receivable for commissions, the Company's clearing deposits less amounts payable for clearing costs and other settlement charges and amounts payable for unsettled securities purchased. Any amounts payable would be fully collateralized by all of the securities owned by the Company and held on deposit at the clearing broker.

Current Expected Credit Losses ("CECL")

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis.

Financial assets measured at amortized cost basis that are eligible for the collateral maintenance practical expedient. Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible. The Company determines if it is eligible for the collateral maintenance provision practical expedient, considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors, including: (1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, (2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and (3) its right

to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. Under the collateral maintenance provision practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. When the fair value of the collateral is less than the amortized cost basis of the financial assets, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract.

Financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient. For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Accounts Receivable

The Company estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for estimation for expected credit losses and is calculated as a percentage of historical charge-offs as a percentage of revenues. Adjustments to historical loss information are made for differences in current account receivable specific risk characteristics such as delinquency level and other account receivable level risk attributes. The allowance for credit losses is $2,505 and is recorded in accounts receivable, net in the consolidated statement of financial condition as of December 31, 2025.

Securities Borrowed

Securities borrowed transactions require the Company to deliver cash to the lender in exchange for securities. Interest on such transactions is accrued and is included in the consolidated statement of financial condition in securities borrowed. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. The Company has established policies and procedures for mitigating credit risk on securities borrowed transactions, including reviewing and establishing, limits for credit exposure, maintaining collateral, and continually assessing the credits of counterparties. The Company minimizes credit risk associated with these activities by daily monitoring collateral values and requiring additional collateral to be deposited with the Company as permitted under contractual provisions.

Due from Clearing Brokers

The Company's trades are cleared through a clearing broker with commission receivables being settled on a weekly basis and proprietary trading being settled on a daily basis. Because of the quick transaction settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. The Company's clearing broker is a well-capitalized, registered broker-dealer subject to regulatory capital requirements, and the Company monitors the financial condition of its clearing broker on an ongoing basis. Additionally, all securities owned by the Company and held on deposit at the clearing broker serve as collateral against any amounts payable, further mitigating credit risk. Given the short-term settlement cycle, the creditworthiness of the clearing broker, the collateralized nature of the receivable, and the Company's historical experience of no credit losses on these balances, the Company has determined that the expected credit loss on amounts due from clearing brokers is not material.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned are recorded on the trade-date and carried at fair value. The Company's inventory of financial instruments owned consists of equity securities including, common and preferred stocks, and warrants; corporate bonds, other fixed income securities including, government and agency bonds; and investments in partnerships. Financial instruments sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices.

Fair Value Measurements

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) for identical instruments that are highly liquid, observable, and actively traded in over-the-counter markets. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations whose inputs are observable and can be corroborated by market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company's securities and other investments owned, and securities sold and not yet purchased are comprised of common and preferred stocks and warrants, corporate bonds, and investments in partnerships. Investments in common stocks that are based on quoted prices in active markets are included in Level 1 of the fair value hierarchy. The Company also holds nonpublic common and preferred stocks and warrants for which there is little, or no public market and fair value is determined by management on a consistent basis. For investments where little or no public market exists, management's determination of fair value is based on the best available information which may incorporate management's own assumptions and involves a significant degree of judgment, taking into consideration various factors including earnings history, financial condition, recent sales prices of the issuer's securities and liquidity risks. These investments are included in Level 3 of the fair value hierarchy. Investments in partnership interests include investments in private equity partnerships that primarily invest in equity securities, bonds, and direct lending funds. The Company also invests in priority investment funds and the underlying securities held by these funds are primarily corporate and asset-backed fixed income securities and restrictions exist on the redemption of amounts invested by the Company. The Company's partnership and investment fund interests are valued based on the Company's proportionate share of the net assets of the partnerships and funds; the value for these investments is derived from the most recent statements received from the general partner or fund administrator. These partnership and investment fund interests are valued at net asset value ("NAV") in accordance with ASC 820 - *Fair Value Measurements*. The investment strategy of these partnerships and investment funds is primarily for capital appreciation from investments in privately held technology and small and mid-cap companies. As of December 31, 2025, partnership and investment fund interests valued at NAV of $277 are included in financial instruments owned, at fair value, in the accompanying consolidated statement of financial condition.

Items measured at fair value on a recurring and non-recurring basis are included in Note 4.

The carrying amounts reported in the consolidated statement of financial condition for cash and cash equivalents, securities borrowed and loaned, accounts receivables, and accounts payable and accrued expenses approximate fair value given the short-term nature of these items and/or minimal credit risk.

Goodwill

The Company accounts for goodwill in accordance with the accounting guidance which requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events of circumstances indicate that the fair value of an asset has decreased below its carrying value.

Goodwill includes the excess of the purchase price over the fair value of net assets acquired in business combinations and the acquisition of noncontrolling interests. ASC 350 – *Intangibles - Goodwill and Other*, as amended by Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2017-04, Simplifying the Test for Goodwill Impairment, permits management to perform a qualitative analysis to determine whether it is more likely than not that the fair value of a reporting unit is less than its corresponding carrying value. If management determines the reporting unit's fair value is more likely than not less than its carrying value, a quantitative analysis will be performed to compare the fair value of the reporting unit with its corresponding carrying value. If the conclusion of the quantitative analysis is that the fair value is in fact less than the carrying value, management will recognize a goodwill impairment charge for the amount by which the reporting unit's carrying value exceeds its fair value.

As of October 31, 2025, the Company performed a qualitative evaluation of its goodwill to determine whether it was more likely than not that the carrying value of the Company, including goodwill, was in excess of the fair value. In performing the qualitative assessment, the Company considered, among other things, the year over year financial performance of the Company, macroeconomic conditions, changes in management or key personnel, and the performance of comparable companies versus the prior year. Based on the outcome of the qualitative evaluation, it was determined to be not more-likely-than-not that the carrying value of the Company was greater than the fair value. Further, no events have occurred since the qualitative assessment that would cause the Company to update this impairment testing.

Property and Equipment

Furniture, equipment, software, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over their estimated useful life of three to five years. Software developed is amortized over the estimated useful life of five years. Amortization of purchased software is recorded over the estimated useful life of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life or lease term.

Leases

The Company recognizes leases in accordance with ASC 842 - *Leases*. The Company recognizes a right-of-use asset and a lease liability in the consolidated statement of financial condition. Amounts are based on the lease terms of the individual lease agreements and the incremental borrowing rate established.

The Company determines if an arrangement is, or contains, a lease at the inception date and reviews leases for finance or operating classification once control is obtained. Operating leases with terms greater than twelve months are included in the right-of-use assets, with the related liabilities included in operating lease liabilities in the consolidated statement of financial condition.

Operating lease assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company uses its estimated incremental borrowing rate in determining the present value of lease payments. Variable components of the lease payments such as fair market value adjustments, utilities, and maintenance costs are expensed as incurred and not included in determining the present value. The Company's lease terms include rent escalations and options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components which are accounted for as a single lease component. See Note 13 for additional information on leases.

(*Dollars in thousands*)

Income Taxes

The Company and its subsidiaries are included in the consolidated federal income tax return filed by BRCG. Effective for fiscal year 2025, the Company changed its method of accounting for income taxes from the benefits-for-loss method to the separate return method. Under the separate return method, federal and state income taxes are calculated as if the Company filed on a standalone basis, and the amount of current tax or benefit calculated is either remitted to or received from BRCG. The adoption of this method resulted in the reversal of the valuation allowance against deferred tax assets in the consolidated statement of financial condition and did not otherwise impact the Company's results of operations.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information becomes available or when an event occurs that requires a change.

Concentration of Risk

Revenues of the Company are generated primarily in the North American geographic region.

The Company maintains securities and other assets with one clearing broker. Such balances may exceed applicable insurance or protection limits, creating a concentration of credit and operational risk. In addition, the Company may have concentrations in certain investments, which could expose it to market, credit, or liquidity risks if those issuers or sectors experience adverse conditions. Management monitors these exposures on an ongoing basis.

The Company maintains cash in various federally insured banking institutions. The account balances at each institution periodically exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. At December 31, 2025, the Company held $66,570 in cash and cash equivalents in financial institutions in excess of the Federal Deposit Insurance Corporation insured limits. The Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such investments. The Company has not experienced any losses in such accounts.

As of December 31, 2025, the Company is exposed to a concentration of risk within its securities and other investments owned at fair value, with the largest position being Babcock & Wilcox ("B&W") valued at $98,735.

Note 3. Related-Party Transactions

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other.

As of December 31, 2025, amounts due to/from related parties, net were $28,355 which were primarily from BRSH for corporate services including shared services, stock grants, and amortization, and for operating expenses.

As of December 31, 2025, amounts due to related parties were $336 which were primarily for BRSH for corporate services, primarily for stock grants and lease amortization.

During the year ended December 31, 2025, the Company's affiliates allocated to the Company certain overhead costs related to various corporate operating activities.

As of and on March 10, 2025, BRS entered into an agreement with BRSH in which affiliate receivables previously recorded on BRS's books as due from the former affiliates will be reclassified as an intercompany receivable due from BRSH.

(*Dollars in thousands*)

The assumed obligations are payable by BRSH to BRS over a period of five years from the date of the agreement and ending on March 10, 2030. BRSH will make payments to BRS in amounts corresponding to the non-cash stock-based compensation expense recognized by BRS in connection with the amortization of RSAs granted to employees of BRS, as such expense is recorded on BRS's books and records in accordance with ASC 718, *Compensation—Stock Compensation*. Additional payment methods from BRS to BRSH include cash payments and payments corresponding to other expenses incurred by BRSH on behalf of BRS. Each payment will equal the aggregate RSA amortization expense recognized by BRS during the applicable period and the obligations will not bear interest.

In addition, the Company also had these related party transactions during 2025.

Babcock & Wilcox ("B&W")

B&W has been designated as a related party due to BRCG and affiliates having an overall ownership interest of 29.1% of common stock in B&W, of which 12.7% is owned by the Company and includes voting rights. As of December 31, 2025, the Company held securities worth $98,735 in B&W. These are included in financial instruments owned, at fair value.

Receivables and Payables

From time to time the Company may agree to make advances to employees or provide loans to employees, generally in connection with employee recruitment. These arrangements are typically short term in nature and repaid from incentive compensation earned by the employee. As of December 31, 2025, there was $632 of receivables from employees included in prepaid expenses and other assets on the consolidated statement of financial condition.

Employee Benefits

The Company maintains a retirement plan, pursuant to section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a contribution at the discretion of the Board of Directors. The Company contributed $576 for the year ended December 31, 2025.

Distributions

During the current year, the Company made distributions to BRCG and its subsidiaries, which are considered related parties. Of the total amount distributed, $3,913 were non-cash distributions made in the form of securities.

Note 4. Financial Instruments

The following tables set forth, by level within the fair value hierarchy, financial instruments accounted for under ASC 820 as of December 31, 2025. As required by ASC 820, assets and liabilities that are measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(*Dollars in thousands*)

Items Measured at Fair Value on a Recurring Basis

	December 31, 2025	Level 1	Level 2	Level 3
Financial instruments owned, at fair value				
Marketable equity common stock	$ 106,241	$ 106,241	$ -	$ -
Non-marketable equity common stock	2,421			2,421
Non-marketable warrants	2,961	-	-	2,961
US Treasury notes	4,281		4,281	
Corporate bonds	1,396	-	1,396	-
	117,300	106,241	5,677	5,382
Investment funds valued at net asset value[(1)]	277			
Total financial instruments owned, at fair value	$ 117,577			
Financial instruments sold not yet purchased, at fair value				
Marketable equity securities	$ 9,298	$ 9,298	$ -	$ -
Corporate bonds	467	-	467	-
Total financial instruments sold not yet purchased, at fair value	$ 9,764	$ 9,298	$ 467	$ -

(1) - In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statement of financial condition.

As of December 31, 2025, financial assets measured and reported at fair value on a recurring basis and classified within Level 3 were $5,382, or 1.1% of the Company's total assets at that date. Regarding these Level 3 financial assets, in determining fair value, the Company analyzes various financial, performance and market factors to estimate the value, including for non-public equity securities, over-the-counter market trading activity.

The following table provides the valuation technique and unobservable inputs primarily used in assessing the value of these securities as of December 31, 2025:

	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
Non-marketable warrants	$ 2,961	Option pricing model	Asset Price Discount	30%	N/A
			Expected Term Reduction	62%	N/A
			Risk Free Rate of Return	4%	N/A
Non-marketable equity common stock	682	Market approach	Multiple of Sales	0.65x - .88x	0.87
Total assets measured at fair value	$ 3,643				

Certain of the Company's Level 3 securities have been valued using unadjusted third-party transactions and quotations or the unadjusted NAV of securities in private investment companies. As a result, fair value assets of approximately $1,739 have been excluded from the preceding table.

(*Dollars in thousands*)

The changes in Level 3 fair value hierarchy during the year ended December 31, 2025, is as follows:

	Level 3 Changes During the Year Ended December 31, 2025						
	Level 3 Balance at Beginning Year	Fair Value Adjustments (1)	Relating to Undistributed Earnings	Purchases / sales / settlements	Transfer in and/or out of Level 3 (2)	Level 3 Balance at End of Year	Change in unrealized gains (losses) (3)
Non-marketable equity common stock and warrants	$ 5,895	$ (1,781)	$ -	$ 8,768	$ (7,500)	$ 5,382	$ (1,600)

(1) - Fair value adjustments are realized and unrealized gains (losses) on securities included in trading income.

(2) - The transfer out of Level 3 represents the reclassification of private securities to common stock.

(3) - The change in unrealized gains (losses) is related to financial instruments held at the end of the reporting period.

Items Measured at Fair Value on a Non-Recurring Basis

The Company may also measure certain financial and other assets and liabilities at fair value on a non-recurring basis. Adjustments to the fair value of these assets usually result from the write downs of individual assets. Due to the nature of these assets and liabilities, in determining value the Company would analyze various financial, performance and market factors to estimate the fair value. As a result, these assets and liabilities would be classified within Level 3 of the fair value hierarchy.

Securities and other investments owned also include investments in nonpublic entities that do not have a readily determinable fair value and do not report NAV per share. These investments are measured at cost, adjusted for observable price changes and impairments. These investments are evaluated on a nonrecurring basis based on the observable price changes in orderly transactions for the identical or similar investment of the same issuer. Further adjustments are not made until another observable transaction occurs. Therefore, the determination of fair values for these investments does not involve significant estimates and assumptions or subjective and complex judgments. Investments without readily determinable fair values are subject to a qualitative assessment for indicators of impairment. If indicators of impairment are present, the Company is required to estimate the investment's fair value and immediately recognize an impairment charge in an amount equal to the investment's carrying value in excess of its estimated fair value. As a result, these investments may be measured at fair value on a non-recurring basis using inputs classified within Level 2 or 3 of the fair value hierarchy.

Note 5. Variable Interest Entities

The Company holds an interest in an entity that meets the characteristics of a VIE. The interest in this entity is in the form of an equity interest.

The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and reconsiders that conclusion at each reporting date. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held either directly by the Company or indirectly through related parties.

VIE's are defined as entities that either lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties or have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights or do not have the right to receive residual returns on equity nor the obligation to absorb expected losses. The Company applies accounting guidance for consolidation of VIEs to entities which fit the aforementioned VIE description and whose primary beneficiary is the Company. The primary beneficiary of a VIE is the party that both (1) has the power to direct the activities of a VIE that most significantly affect the VIE's economic performance and (2) has an obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE.

BRC Partners Opportunity Trust, a L.P. Liquidating Trust ("BRC Trust") was formed on December 31, 2024 and on January 6, 2025, transferred the assets and liabilities of BRC Partners Opportunity Fund ("BRCPOF") and is liquidating the transferred net assets. The Company determined that the BRC Trust is a VIE as the investors in the BRC Trust do not have voting rights and substantially all of the activities are conducted on behalf of the Company and its related parties which own

(*Dollars in thousands*)

13.4% and 58.2%, respectively, of the equity interest in the BRC Trust which includes a financial interest of Bryant Riley, the Co-Chief Executive Officer, of 24.9% in BRC Trust as of December 31, 2025. As the Company has the power to direct all the activities of the BRC Trust, the Company is the primary beneficiary of the Trust, and the assets were transferred from a fund in liquidation on January 6, 2025 as part of the liquidation process, therefore there were no assets or liabilities until that date. Additionally, the BRC Trust does not meet the definition of a business, and the initial consolidation of the BRC Trust did not result in a gain or loss upon initial consolidation.

The carrying amounts and classification of the assets, liabilities and noncontrolling interest of the BRC Trust as of December 31, 2025, are as follows:

	December 31, 2025	
Assets		
Cash and cash equivalents	$	446
Financial instruments owned, at fair value		682
Loans receivable, at fair value		-
Prepaid expenses and other asssets		3,737
Total assets	$	4,865
Liabilities		
Accounts payable and accrued liabilities		28
Total liabilities	$	28

Note 6. Goodwill

The Company's intangible assets consist of goodwill. Goodwill is not amortized but is tested for impairment annually, or more frequently if events or circumstances indicate the asset may be impaired. The Company's goodwill balance is comprised of $2,570 related to the securities lending business that was acquired in 2014 and $110,680 related to the merger with FocalPoint Securities, LLC that occurred in July 2022. The carrying amount of goodwill at December 31, 2025 was $113,276.

Note 7. Securities Borrowed and Securities Loaned

The Company accounts for securities lending transactions in accordance with ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," requiring companies to report disclosures of offsetting assets and liabilities. The Company does not net securities borrowed and securities loaned, and these items are presented on a gross basis on the consolidated statement of financial condition. The following table presents the contractual gross and net securities borrowing and lending balances and the related offsetting amount as of December 31, 2025.

	Gross amounts of Recognized Assets and Liabilities	Gross amounts offset in the statement of financial condition (1)	Net amounts presented in the statement of financial condition	Collateral received or pledged (2)	Net amount (3)
Securities borrowed	$ 114,937	$ -	$ 114,937	$ 119,872	$ (4,935)
Securities loaned	$ 97,321	$ -	$ 97,321	$ 89,142	$ 8,179

(1) Amounts represent recognized assets and liabilities that are subject to enforceable master master agreements with rights of setoff. The Company did not net any securities borrowed or securities loaned as of December 31, 2025.

(2) Represents the fair value of collateral the Company had received or pledged under enforceable master agreements.

(3) Represents the contract value as presented in the financial statements less the fair market value of the collateral received.

(*Dollars in thousands*)

Note 8. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software, and leasehold improvements, summarized by major classification, as of December 31, 2025, were as follows:

Leasehold improvements	$	7,951
Furniture and equipment		1,522
Software		3,461
		12,934
Less - accumulated depreciation and amortization		11,847
	$	1,087

Note 9. Accounts payable and accrued expenses:

Accrued expenses and other liabilities consist of the following:

	December 31, 2025	
Accrued expenses	$	11,254
Other liabilities		38
Accounts payable and related expenses		219
Total accounts payable and accrued expenses	$	11,511

Accrued expenses primarily consist of accrued investment banking payables, regulatory membership fees, and accrued legal services fees.

Note 10. Income Taxes

The Company is a member of the consolidated federal and state income tax returns of BRCG, Inc. who includes the taxable income of the Company on its tax return except in the States of Virginia and Maryland where the Company file separate returns. The Company does not have pretax income from continuing foreign operations or foreign tax expense. For the year ended December 31, 2025, the Company recorded an income tax benefit for federal and state income tax purposes in the amount of $17,867 and $7,186, respectively. This amount represented the Company's share of the current year and future deferred income tax benefit received by the Company based on pre-tax income that will be included in the consolidated federal and state income tax returns of BRCG.

The Company is not currently under audit related to its federal income tax returns. The Company cannot be certain of the outcome, but believes the positions taken on its tax returns are reasonable and appropriate. As of December 31, 2025, tax years subsequent to December 31, 2022, remain open under the federal statute of limitations and tax years subsequent to December 31, 2021, remain open for the Company's significant state jurisdictions. As of December 31, 2025, the Company had no liability for uncertain tax positions. The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect during the year in which the differences are expected to reverse. The Company estimates the degree to which tax assets will result in a benefit based on expected profitability by tax jurisdiction. A valuation allowance for such tax assets and loss carryforwards is provided when it is determined to be more likely than not that the benefit of such deferred tax asset will not be realized in future periods. Tax benefits of operating loss carryforwards are evaluated on an ongoing basis, including a review of historical and projected future operating results, the eligible carryforward period, and other circumstances.

(*Dollars in thousands*)

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Once this threshold has been met, the Company's measurement of its expected tax benefits is recognized in its consolidated financial statements. Penalties and interest, if incurred, would be recognized as a component of income tax expense.

Deferred income tax assets (liabilities) consisted of the following as of December 31, 2025:

Deferred tax assets:		
Share based payments	$	1,694
Deferred revenue - unrealized (gain) loss on debt instruments		1,762
Net operating losses		3,708
Accrued expenses and other liabilities		2,059
Operating lease liability		1,329
Other		14
Depreciation		1,425
State deferred taxes		82
Total deferred tax assets	$	12,073
Deferred tax liabilities:		
Operating lease right of use assets	$	(1,050)
Deductible goodwill and other Intangibles		(8,933)
Total deferred tax liabilities	$	(9,983)
Net deferred tax assets	$	2,090
Valuation allowance		-
Net deferred tax asset	$	2,090

At year end December 31, 2025, the Company had federal net operating loss carryforward of $17,659 which will expire, if unused in the year ended December 31, 2035.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IR Act") was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of public traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of excise tax is generally 1% of the fair market value of the shares repurchased at the time of repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of Treasury (the "Treasury") has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The Company does not expect the IR Act to have a material impact on its financial position and result of operations.

Note 11. Regulatory Requirements:

BRS is registered with the SEC as a broker-dealer and is a member of FINRA. BRS is subject to the Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. As such, BRS is subject to the minimum net capital requirements

(*Dollars in thousands*)

promulgated by the SEC. As of December 31, 2025, BRS had net capital of $79,560 which was $74,393 in excess of its required minimum net capital of $5,167. BRS's aggregate indebtedness to net capital ratio was 0.97 to 1.

Note 12. Leasing Arrangements:

The Company's operating lease assets primarily represent the lease of offices where the Company conducts its operations with the weighted average remaining lease term of 2.9 years. The operating leases have remaining lease terms ranging from one month to four years. The weighted average discount rate used to calculate the present value of lease payments was 6.7% as of December 31, 2025. For the year ended December 31, 2025, the fixed operating lease expense was $2,415 and the variable lease expense was $496. In addition, the Company incurs additional lease expense from affiliates as part of an expense sharing agreement. See Note 3 for additional information on related party activity.

For the year ended December 31, 2025, cash payments against operating lease liabilities totaled $2,871.

As of December 31, 2025, future payments on lease liabilities were as follows:

	Operating Leases
Year ending December 31:	
2026	$ 2,504
2027	2,169
2028	1,638
2029	427
Thereafter	—
Total lease payments	6,738
Less: imputed interest	(585)
Total operating lease liability	$ 6,153

As of December 31, 2025, we have additional operating leases, that have not yet commenced, with total lease obligations of approximately $3,760, for office space. These operating leases will commence in 2026 with lease terms between two and 5 years.

Note 13. Commitments and Contingencies:

Litigation

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When a loss contingency does not meet both of these criteria, no accrued liability is recorded. Management, in conjunction with legal counsel, evaluates litigation and regulatory matters on an ongoing basis to determine the appropriate accounting treatment and disclosure.

The Company is subject to legal proceedings, claims, and regulatory inquiries arising in the ordinary course of its business, including matters involving governmental agencies and self-regulatory organizations. The Company has been named as a defendant in a small number of civil lawsuits relating to its various businesses. In addition, the Company's activities as an underwriter and broker-dealer expose it to potential claims under federal and state securities laws and other regulations. In certain circumstances, the Company may be entitled to indemnification from third parties in connection with such matters; however, there can be no assurance that such indemnification will be available or that the indemnifying party will be able to satisfy its obligations when due.

(*Dollars in thousands*)

On July 11, 2025, BRS received a demand letter from certain parties that invested in a special purpose entity (the "SPV") that, in turn, invested in the going-private transaction (the "Transaction") involving Franchise Group, Inc. ("FRG") in August 2023. The demand letter alleges that BRS failed to disclose certain material facts regarding FRG and the Transaction in violation of certain securities and other laws and seeks rescission of the investors' aggregate investment of $37,500. An arbitration demand related to these allegations was filed with the American Arbitration Association on October 10, 2025. The Company believes the claims are without merit and intends to vigorously defend against them. No accrual has been recorded as of December 31, 2025, as management, in consultation with legal counsel, believes a loss is not probable.

Based on management's evaluation, in consultation with legal counsel, loss contingencies related to litigation and regulatory matters were not probable and estimable as of December 31, 2025. Accordingly, no accruals have been recorded. Management does not expect the resolution of these matters, individually or in the aggregate, to have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

Note 14. Off-Balance-Sheet Risk and Other Risk

Market Risk

Market risk is primarily caused by movements in market prices of the Company's trading account securities. The Company's trading securities are also subject to interest rate volatility and possible illiquidity in markets in which the Company trades or invests. The Company manages market risk through risk limits, daily monitoring procedures, and hedging activities. The Company conducts both equity and fixed income principal trading activities.

Positions taken and commitments made by the Company, including those made in connection with investment banking activities, may result in substantial amounts of exposure to individual issuers and businesses, including non-investment grade issuers, securities with low trading volumes and those not readily marketable. These issuers and securities expose the Company to a higher degree of risk than associated with investment grade instruments. As part of its trading activities, the Company may sell securities it does not currently own. When the Company sells a security short and borrows the security to make a delivery, a gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be realized upon the termination of the short sale. Financial instruments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to purchase the security in the market at prevailing prices. These transactions when unrelated to over-allotments result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the current value recorded in the consolidated statement of financial condition.

Credit Risk

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing broker that maintains custody of customers' securities and provides financing to customers. The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. As of December 31, 2025, the Company has recorded no liabilities with regard to the right. During the year ended December 31, 2025, the Company did not incur any costs related to these guarantees.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business. The Company attempts to limit its credit spread risk by offsetting long or short positions in various related securities.

The securities industry is subject to numerous risks, including the risk of loss associated with the underwriting, ownership, and trading of securities, and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets. Changing economic and market trends may negatively impact the liquidity and value of the Company's financial instruments and the level of security offerings underwritten by the Company, which may adversely affect the Company's revenues and profitability.

Through indemnification provisions in agreements with the Company's clearing organizations, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to manage the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

Credit risk from the Company's securities lending operations arises if a lender or borrower defaults on an outstanding securities loan or borrow transaction and the cash or securities the Company is holding is insufficient to cover the amount they owe the Company for that receivable. The Company assigns credit limits and collateral posting thresholds for each counterparty and these limits and thresholds are reviewed periodically.

The Company's equity and debt trading securities may include non-investment grade securities of privately held issuers with no ready markets. The concentration and illiquidity of these trading securities expose the Company to a higher degree of risk than associated with readily marketable securities.